UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the Month of August 2016

001-37521

(Commission File Number)

INTEC PHARMA LTD.

(Translation of registrant’s name into English)

12 Hartom Street
Har Hotzvim, Jerusalem 9777512, Israel

(+972) (2) 586-4657

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _________

EXPLANATORY NOTE

On August 31, 2016, Intec Pharma Ltd., issued a press release titled “Intec Pharma Reports First Half 2016 Financial Results.” Copies of the press release and the unaudited condensed interim financial information are attached hereto as Exhibit 99.1 and Exhibit 99.2 respectively, and are incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEC PHARMA LTD.

	By:	/s/ Zeev Weiss
Name: Zeev Weiss
Title: Chief Executive Officer

Date: August 31, 2016

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated August 31, 2016

99.2	Unaudited Condensed Interim Financial Information for the First Half of 2016

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